August 26, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Stacie Gorman

Re:	GigCapital7 Corp.

Registration Statement on Form S-1

Filed June 7, 2024, as amended

File No. 333-280015

Acceleration Request

Requested Date: August 28, 2024

Requested Time: 4:00 P.M. Eastern Time

Dear Ms. Gorman:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, GigCapital7 Corp. (the “Registrant”) hereby requests that the above-referenced Registration Statement on Form S-1 (File No. 333-280015) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Registrant or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission. The Registrant hereby authorizes Jeffrey C. Selman or Elena Nrtina of DLA Piper LLP (US), counsel for the Registrant, to make such request on the Registrant’s behalf.

We request that we be notified of the effectiveness of the Registration Statement by telephone to Jeffrey C. Selman of DLA Piper LLP (US) at 415-615-6095, or in his absence, Elena Nrtina of DLA Piper LLP (US) at 415-836-2533. Thank you for your assistance.

Very truly yours,

GIGCAPITAL7 CORP.

/s/ Avi S Katz
Avi S Katz
Chief Executive Officer

cc:	Jeffrey C. Selman (DLA Piper LLP (US))

Elena Nrtina (DLA Piper LLP (US))